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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -----------------------

                                 SCHEDULE TO/A
                                 (RULE 14d-100)
       Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
                      the Securities Exchange Act of 1934
                               (Amendment No. 7)

                             HARCOURT GENERAL, INC.
                           (Name of Subject Company)

                               REH MERGERSUB INC.
                               REED ELSEVIER INC.
                        REED ELSEVIER U.S. HOLDINGS INC.
                           REED ELSEVIER OVERSEAS BV
                           REED ELSEVIER HOLDINGS BV
                               REED ELSEVIER PLC
                           REED INTERNATIONAL P.L.C.
                                  ELSEVIER NV
                                   (Offerors)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                                      and
                     SERIES A CUMULATIVE CONVERTIBLE STOCK,
                           PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                            -----------------------

                            Common Stock (41163G101)
               Series A Cumulative Convertible Stock (41163G200)
                     (Cusip Number of Class of Securities)

                          Henry Z. Horbaczewski, Esq.
                               Reed Elsevier Inc.
                             275 Washington Street
                                Newton, MA 02458
                           Telephone: (617) 558-4227
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                and Communications on Behalf of Filing Persons)

                                   Copies to:
                              Joseph Rinaldi, Esq.
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                           Telephone: (212) 450-4000

                           CALCULATION OF FILING FEE
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      Transaction Valuation*                        Amount of Filing Fee**
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          $4,400,646,387                                   $880,130
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* Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes (i) the purchase of 72,313,841 shares of common stock, par value $1.00 per share (the "Common Shares"), of Harcourt General, Inc. at a price per Common Share of $59.00 in cash and (ii) the purchase of 775,713 shares of series A cumulative convertible preferred stock, par value $1.00 per share (the "Preferred Shares") of the Company at a price of $77.29 per Preferred Share. This calculation also assumes payments to holders of options with an exercise price less than $59.00 in an amount per option equal to the difference between (a) $59.00 and (b) the applicable exercise price, based on 3,289,353 outstanding options with an average weighted exercise price of $36.45 per share.

** Calculated as 1/50 of 1% of the transaction value. Fee was paid on November 8, 2000.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   Not applicable           Filing Party:  Not applicable
Form or Registration No.: Not applicable           Date Filed:    Not applicable

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:
     [X]  third-party tender offer subject to Rule 14d-1.
     [ ]  issuer tender offer subject to Rule 13e-4.
     [ ]  going-private transaction subject to Rule 13e-3.
     [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]
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                         AMENDMENT NO. 7 TO SCHEDULE TO

     This Amendment No. 7 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on November 8, 2000, as amended by Amendment No. 1 filed on November 20, 2000, Amendment No. 2 filed on December 6, 2000, Amendment No. 3 filed on December 18, 2000, Amendment No. 4 filed on December 21, 2000, Amendment No. 5 filed on January 8, 2001 and Amendment No. 6 filed on January 18, 2001 (as amended, the "Schedule TO") relating to an offer by REH Mergersub Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Reed Elsevier Inc., a Massachusetts corporation ("Reed Elsevier"), to purchase (i) all outstanding shares of common stock, par value $1.00 per share (the "Common Shares") of Harcourt General, Inc., a Delaware corporation (the "Company" or "Harcourt"), at $59.00 per Common Share, net to the seller in cash, and (ii) all of the outstanding shares of series A cumulative convertible stock, par value $1.00 per share (the "Preferred Shares") of the Company at a price of $77.29 per Preferred Share, net to the seller in cash, in each case upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal are attached as Exhibits (a)(l) and (a)(2), respectively, to Schedule TO.

     The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference. Capitalized terms used and not defined herein shall have the meanings set forth in the Offer to Purchase.

Offer to Purchase

     All references in the Offer to Purchase to "Thursday, February 8, 2001" are deleted and replaced with "Wednesday, February 28, 2001".

Item 11. Additional Information

     Item 11 of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by adding thereto the following:

     "The Antitrust Division has entered into parallel letter agreements with each of Reed Elsevier and Thomson which set forth frameworks by which the Antitrust Division and each of Reed Elsevier and Thomson will attempt to expedite the Antitrust Division's continuing review of the purchase of Shares pursuant to the Offer and the Subsequent Transaction, as the case may be. The Antitrust Division has stated in these letters that it will work with the parties in good faith to expedite this review with the goal of reaching settlements that would allow the proposed transactions to close before March 31, 2001. The letter agreements provide that in the event that the Antitrust Division is unable to reach a resolution of the issues with Reed Elsevier and Thomson, respectively, by the expiration of the second waiting period for the Subsequent Transaction, then Reed Elsevier will not consummate the purchase of the Shares pursuant to the Offer and Reed Elsevier and Thomson will not close the Subsequent Transaction until 10 days following written notice to the Antitrust Division and such notice shall not be provided to the Antitrust Division prior to March 10, 2001. Notwithstanding the foregoing, if the Antitrust Division terminates its investigation into the purchase of the Shares pursuant to the Offer and the Subsequent Transaction prior to March 20, 2001, the parties will then be permitted to consummate the proposed transactions immediately thereafter."

Item 12. Exhibits

     Item 12 of the Schedule TO is hereby amended and supplemented by adding thereto the following:

(a)(11) Press Release of Reed Elsevier dated February 7, 2001.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2001                      REH Mergersub Inc.

                                             By: /s/ Henry Z. Horbaczewski
                                                 -------------------------------
                                             Name:  Henry Z. Horbaczewski
                                             Title: Vice President


                                             Reed Elsevier Inc.

                                             By: /s/ Henry Z. Horbaczewski
                                                 -------------------------------
                                             Name:  Henry Z. Horbaczewski
                                             Title: Senior Vice President


                                             Reed Elsevier U.S. Holdings Inc.

                                             By: /s/ Henry Z. Horbaczewski
                                                 -------------------------------
                                             Name:  Henry Z. Horbaczewski
                                             Title: Vice President

                                             Reed Elsevier Overseas BV

                                             By: /s/ Henry Z. Horbaczewski
                                                 -------------------------------
                                             Name:  Henry Z. Horbaczewski
                                             Title: Attorney-in-Fact


                                             Reed Elsevier Holdings BV

                                             By: /s/ Henry Z. Horbaczewski
                                                 -------------------------------
                                             Name:  Henry Z. Horbaczewski
                                             Title: Attorney-in-Fact

                                             Reed Elsevier plc

                                             By: /s/  Henry Z. Horbaczewski
                                                 -------------------------------
                                             Name:  Henry Z. Horbaczewski
                                             Title: Attorney-in-Fact


                                             Reed International P.L.C.

                                             By: /s/ Henry Z. Horbaczewski
                                                 -------------------------------
                                             Name:  Henry Z. Horbaczewski
                                             Title: Attorney-in-Fact


                                             Elsevier NV

                                             By: /s/ Henry Z. Horbaczewski
                                                 -------------------------------
                                             Name:  Henry Z. Horbaczewski
                                             Title: Attorney-in-Fact

                                 EXHIBIT INDEX

Exhibit No.
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   (a)(1)    Offer to Purchase dated November 8, 2000.*

   (a)(2)    Letter of Transmittal.*

   (a)(3)    Notice of Guaranteed Delivery.*

   (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

   (a)(5) Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

   (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

   (a)(7)    Summary Advertisement dated November 8, 2000.*

   (a)(8)    Instructions for Participants in Harcourt's Dividend Reinvestment
             Plan.*

   (a)(9)    Press Release of Reed Elsevier dated December 6, 2000.*

  (a)(10)    Press Release of Reed Elsevier dated January 8, 2001.*

  (a)(11)    Press Release of Reed Elsevier dated February 7, 2001.

   (b)(1) Commitment Letter, dated November 7, 2000, among Reed International P.L.C., Elsevier NV, Reed Elsevier, Elsevier Finance S.A.,
             Deutsche Bank AG London (as Lead Arranger), Morgan Stanley Dean Witter Bank Limited (as Lead Arranger), Deutsche Bank AG London
             (as Underwriter) and Morgan Stanley Senior Funding, Inc. (as Underwriter), and attached Term Sheet.*

   (b)(2) Credit Agreement, dated as of December 13, 2000, between Reed Elsevier, and Elsevier Finance SA (as Original Borrowers), Reed Elsevier (UK) Limited (as Borrowers' Agent), Reed International P.L.C. and Elsevier NV (as Original Guarantors), Deutsche Bank AG London and Morgan Stanley Dean Witter Bank Limited (as Joint Lead Arrangers, Joint Book Runners and Documentation Agents), Deutsche Bank AG London (as Facility Agent and Euro Swingline Agent) and Deutsche Bank AG, New York branch (as Dollar Swingline Agent).*

   (b)(3) Letter of cancellation relating to the Credit Agreement, dated December 13, 2000.*

   (b)(4) Letter of amendment relating to the Credit Agreement, dated December 20, 2000.*

   (b)(5)    Transfer certificate, dated December 20, 2000.*

   (d)(1) Agreement and Plan of Merger, dated as of October 27, 2000, among Harcourt, Reed Elsevier and Purchaser.*

   (d)(2) Stockholder Agreement, dated as of October 27, 2000, among Reed Elsevier, Purchaser and the stockholders named therein.*

   (d)(3) Confidentiality Agreement, dated as of June 28, 2000, between Harcourt and Reed Elsevier plc.*

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* Previously filed.